

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

March 11, 2010

VIA U.S. MAIL

Robert J. Nobile
Chief Financial Officer
Opnext, Inc.
46429 Landing Parkway
Fremont, California 94538

> **Re: Opnext, Inc.**
> **Form 10-K for the year ended March 31, 2009**
> **Filed June 15, 2009**
> **File No. 001-33306**

Dear Mr. Nobile:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief